SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 7)

J. ALEXANDER’S CORPORATION

(Name of Subject Company)

J. ALEXANDER’S CORPORATION

(Name of Person Filing Statement)

Common Stock (par value $.05 per share) with associated Series A

Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

466096104

(CUSIP Number of Class of Securities)

R. Gregory Lewis

3401 West End Avenue, Suite 260

P.O. Box 24300

Nashville, Tennessee 37202

(615) 269-1900

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Persons Filing Statement)

Copy to:

F. Mitchell Walker, Jr., Esq.

Lori B. Morgan, Esq.

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) by J. Alexander’s Corporation, a Tennessee corporation (“J. Alexander’s”), on August 6, 2012, and amended on August 7, 2012, August 13, 2012, August 20, 2012, August 23, 2012, August 27, 2012 and August 31, 2012 (which, together with this Amendment No. 7 and any subsequent amendments or supplements thereof, collectively, constitutes the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent”), a Delaware corporation, pursuant to which Merger Sub offered to purchase all of the outstanding shares of J. Alexander’s common stock at a price of $13.00 per share (subsequently revised to $14.50 on September 6, 2012), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Commission on August 6, 2012, and amended on August 23, 2012, and September 6, 2012. The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment No. 7 is being filed to reflect certain additional information related to the execution of a First Amendment to the Amended and Restated Agreement and Plan of Merger, on September 5, 2012, by and among J. Alexander’s, Parent and Merger Sub, which, among other things, increased the offer price from $13.00 to $14.50. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 7.

Item 1.	Subject Company Information.

Item 1 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second paragraph under the heading “—Securities” and replacing it with the following:

“The shares of Common Stock are hereinafter referred to as the “Shares.” As of July 31, 2012, there were (i) 5,999,735 Shares issued and outstanding (inclusive of Shares held pursuant to J. Alexander’s Employee Stock Ownership Plan (as amended and restated), effective January 1, 2002 (the “ESOP”)), and (ii) 1,006,125 Shares issuable upon the exercise of outstanding options (of which 962,375 have an exercise price less than the Offer Price (as defined below)).”

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented deleting the first two paragraphs under the heading “—Tender Offer” and replacing them with the following:

“This Schedule 14D-9 relates to the tender offer by New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and an indirect, wholly owned subsidiary of Fidelity National Financial, Inc. (“Parent” or “Fidelity”), a Delaware corporation, pursuant to which Merger Sub has offered to purchase all of the outstanding Shares at a price of $13.00 per Share (such amount, the “Initial Offer Price”), net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated August 6, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “Commission”) on August 6, 2012, as the same may be amended or supplemented from time to time.

This Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated July 30, 2012 (as such agreement may be amended or supplemented from time to time, including giving effect to the First Amendment described below, the “Merger Agreement”), by and among J. Alexander’s, Parent, Merger Sub, Fidelity Newport Holdings, LLC (the “Operating Company”), a Delaware limited liability company and an indirect, majority-owned subsidiary of Parent, American Blue Ribbons Holdings, Inc. (“ABRH”), a Delaware corporation and an indirect, majority-owned subsidiary of Parent and Athena Merger Sub, Inc. (“Old Merger Sub”), a Tennessee corporation and a direct, wholly owned subsidiary of ABRH, which agreement amended and restated that certain Agreement and Plan of Merger, dated June 22, 2012, by and among J. Alexander’s, Parent, the Operating Company, ABRH and Old Merger Sub (the “Prior Merger Agreement”).

On September 5, 2012, J. Alexander’s, Parent and Merger Sub executed that certain First Amendment to the Merger Agreement (the “First Amendment”). Pursuant to the First Amendment, Parent agreed, among other things, to increase the Initial Offer Price of its outstanding cash tender offer from $13.00 per share to $14.50 per share (the “Offer Price”) and to extend the offer for at least 10 business days.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreement.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs and accompanying table under the subheading “—Cash Payable for Outstanding Shares Pursuant to the Offer” and replacing them with the following:

“If the directors and executive officers of J. Alexander’s who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash Offer Price on the same terms and conditions as the other shareholders of J. Alexander’s. As of July 31, 2012, the directors and executive officers of J. Alexander’s beneficially owned, in the aggregate, 452,919 Shares, excluding Shares subject to exercise of Options (as defined below), but including Shares allocated to each individual by virtue of that individual’s participation in the J. Alexander’s ESOP. If the directors and executive officers were to tender all 452,919 of these Shares for purchase pursuant to the Offer and those Shares were accepted and purchased by Merger Sub, then the directors and executive officers would receive an aggregate of $6,567,326 in cash pursuant to tenders into the Offer.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares beneficially owned by each of J. Alexander’s executive officers and directors (excluding Options (as defined below), but including ESOP Shares) are tendered pursuant to the Offer and those Shares are accepted for purchase and purchased by Merger Sub.

Name	Number of Shares Beneficially Owned	Consideration
E. Townes Duncan	190,214	$2,758,103
Brenda B. Rector	1,000	$14,500
Joseph N. Steakley	1,000	$14,500
Lonnie J. Stout II	183,006	$2,653,587
R. Gregory Lewis	67,354	$976,633
J. Michael Moore	6,359	$92,206
Mark A. Parkey	3,986	$57,797

The beneficial ownership of Shares of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners, Directors and Management.”

Item 3 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the fourth paragraph, including the table and related footnotes, under the subheading “—Treatment of J. Alexander’s Stock Options” and replacing it with the following:

The table below sets forth information regarding the Options which have an exercise price per Share less than $14.50 and are held by J. Alexander’s directors and executive officers as of July 31, 2012. Each such Option would be canceled and exchanged at the Effective Time for the right to receive the Option Spread Value. The Options are classified as vested or unvested in the table below based on the assumption that the Acceptance Time will occur on September 19, 2012.

	Vested Options to be Converted to the Option Spread Value			Unvested Options to be Converted to the Option Spread Value
Name	Number of Shares	Weighted Average Exercise Price per Share	Option Spread Value from Vested Options	Number of Shares	Weighted Average Exercise Price per Share	Option Spread Value from Unvested Options	Total Option Spread Value
E. Townes Duncan (1)	9,000	$7.03	$67,230	—	—	—	$67,230
Brenda B. Rector (1)	17,000	$7.50	$118,990	—	—	—	$118,990
Joseph N. Steakley (1)	17,000	$7.50	$118,990	—	—	—	$118,990
Lonnie J. Stout II(2)	190,000	$6.47	$1,526,425	155,000	$4.78	$1,507,000	$3,033,425
R. Gregory Lewis(2)	80,000	$7.55	$555,963	36,250	$5.11	$340,250	$896,213
J. Michael Moore(2)	58,750	$7.30	$403,650	16,250	$5.07	$153,250	$556,900
Mark A. Parkey(2)	58,750	$7.30	$403,650	16,250	$5.07	$153,250	$556,900

(1)	For purposes of this table, it is assumed that J. Alexander’s will not grant an equity award for 2012 Board service to J. Alexander’s non-employee directors. Based on this assumption, as of the Acceptance Time, all Option awards granted to J. Alexander’s non-employee directors, including awards of Options to purchase 1,000 shares of J. Alexander’s Common Stock which were granted as compensation for 2011 Board service and which are scheduled to vest on August 8, 2012, will have vested. As such, all Option awards granted to J. Alexander’s non-employee directors are reflected under the “Vested Options to be Converted to the Option Spread Value” section of this table.
(2)	One-fourth of the Option awards granted to J. Alexander’s executive officers on August 8, 2011, will vest on August 8, 2012. Although those Options are not vested at the date of this filing, these awards will vest prior to the Acceptance Time. As such, one-fourth of the August 8, 2011, Option awards are reflected under the “Vested Options to be Converted to the Option Spread Value” section of this table.”

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the last two paragraphs under the heading “—Background of the Offer and the Merger” and replacing them with the following:

“On August 31, 2012, after consulting with the individual members of the Company’s Board, Mr. Stout communicated to Mr. Foley that the Company would not be willing to enter into an amendment to the Restated Merger Agreement that included an increase in the termination fee for a matching price of $14.25 per share.

On September 1, 2012, Mr. Foley communicated to Mr. Stout a proposal by Fidelity to amend the Restated Merger Agreement to increase the Offer Price to $14.50 and to increase the termination fee to $3.8 million.

On September 4, 2012, the Company provided written notice to Fidelity requesting that Fidelity and Merger Sub extend the Offer for a period of five business days beyond the initial expiration date of September 5, 2012.

On September 4, 2012, the Company and Cary Street Partners discussed with Party F and its advisors the terms and status of Party F’s proposal and whether Party F would consider improving its proposal. The Company and Cary Street Partners informed Party F that Fidelity had proposed a higher offer price. Party F indicated that it was not inclined to improve its proposal.

On the evening of September 4, 2012, Fidelity confirmed in writing that it had agreed to increase the Offer Price from $13.00 to $14.50, subject to the condition that the termination fee, which applies if the Restated Merger Agreement was subsequently terminated under the circumstances described in the Restated Merger Agreement, would be increased from $2.16 million to $3.8 million. Fidelity also confirmed that all other terms and conditions of the Restated Merger Agreement would remain the same under the terms of its proposal.

On September 5, 2012, the Board held a meeting to discuss Fidelity’s proposed revisions to the Restated Merger Agreement as well as the status of Party F’s proposal. The Board first considered and discussed the status of Party F’s proposal and the nature of the discussions between the Company’s management and Cary Street Partners and Party F and its advisors and the fact that Party F had not indicated that it intended to improve its current offer to acquire all of the outstanding shares of Company Common Stock at $14.25 per share. The Board then considered and discussed with Bass, Berry and Cary Street Partners the improved price term and revised termination fee included in Fidelity’s proposal, as well as the certainty of closing and timing advantage of Fidelity’s proposal, since it would require only an amendment to the Restated Merger Agreement and a minimum ten business day extension of the currently outstanding Offer, in each case as compared to Party F’s proposal. Cary Street Partners, after confirming to the Board that it had no business relationship with Fidelity, delivered its fairness opinion to the Board verbally, which was later confirmed in writing, that, based upon and subject to the matters described in that fairness opinion, as of September 5, 2012, the revised Offer Price of $14.50 to be received by the holders of the Company’s Common Stock, other than Fidelity and Merger Sub (which are not receiving the consideration pursuant to the Restated Merger Agreement, as amended) or any of their respective affiliates, pursuant to the Restated Merger Agreement, as amended, was fair, from a financial point of view, to such holders of the Company’s Common Stock.

At the same meeting, following further deliberations, the Board, after due consideration of its fiduciary duties under applicable law, resolved by unanimous vote that Fidelity’s proposed amendments to the Restated Merger Agreement be adopted and approved, and the consummation of the transactions contemplated by the Restated Merger Agreement, as amended, be approved and declared advisable, fair to, and in the best interests of the Company and its shareholders, and that, taking into account the amendments to the Restated Merger Agreement, as of September 5, 2012, Party F’s proposal no longer constituted a “superior proposal” as such term is defined in the Restated Merger Agreement. The Board recommended to the shareholders of the Company that they accept the Offer, tender their shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Restated Merger Agreement, as amended, subject to the ability of the Company to make a Recommendation Withdrawal (as defined in the Restated Merger Agreement) pursuant to the terms of and in accordance with the Restated Merger Agreement, as amended, in each case as the Offer and the Restated Merger Agreement would be amended by Fidelity’s proposed amendments.

Also on September 5, 2012, Bass, Berry and Weil prepared a form of the First Amendment that reflected the amendments proposed by Fidelity and approved by the Board, which was subsequently executed on September 5, 2012, by Fidelity, Merger Sub and the Company.

On September 5, 2012, the Company and Fidelity issued a joint press release announcing the execution of the First Amendment, that the Offer Price had been increased from $13.00 to $14.50 per share, that the termination fee payable in certain circumstances had been increased from $2.16 million to $3.8 million, and that Fidelity and Merger Sub would extend the Offer for ten additional business days.

On September 6, 2012, Fidelity and Merger Sub filed amendments to the Schedule TO and other offer documents reflecting the effect of the First Amendment. The Company also filed an amendment to the Schedule 14D-9 reflecting the effect of the First Amendment that same day.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the heading “—Recommendation of the J. Alexander’s Board of Directors” and the immediately following paragraph and replacing them with the following:

“Reasons for Recommendation of Revised Offer

In evaluating the First Amendment and in reaching its decision that the revised Offer and the Merger are advisable, fair to, and in the best interest of the Company and its shareholders, and in reaching its recommendation that the shareholders accept the Offer, tender their Shares in the Offer and, if required, approve the Merger and adopt the Merger Agreement, as amended by the First Amendment, the Board considered a number of factors, including the material factors and benefits of the Offer and the Merger considered prior to the Company’s entry into the Merger Agreement on July 30, 2012, and additional factors which the Board viewed as supporting its recommendation, including the following:

•

Premium to Market Price. The $14.50 Offer Price to be paid for each Share represented a significant premium to recent and historical market prices of J. Alexander’s Common Stock, including an approximate premium of:

•	23.2% over $11.77, the closing price per share of the Common Stock on July 27, 2012, the last trading day before the Merger Agreement was signed on July 30, 2012;

•	51.2% over $9.59, the closing price per share of the Common Stock on June 21, 2012, the trading day prior to the date of the Prior Merger Agreement;

•	70.8% over $8.49, the closing price per share of the Common Stock on May 9, 2012, the thirtieth trading day prior to the date of the Prior Merger Agreement;

•	80.3% over the average price per share of the Common Stock over the six-month period ended prior to the date of the Prior Merger Agreement; and

•	108.5% over the average price per share of the Common Stock over the one-year period prior to the date of the Prior Merger Agreement.

•

Likelihood of Completion. The belief of the Board that the Offer and the Merger, as revised, are likely to be completed in a short period of time, based on, among other things, the brief duration of the period necessary to complete the Offer, which could be as brief a period as 10 business days, and the factors previously considered by the Board, including the absence of a financing condition, Parent’s representation that it has sufficient financial resources currently available to pay the aggregate increased Offer Price and consummate the Merger, the limited number of conditions to the Offer and the Merger, and Parent’s extensive prior experience in successfully completing acquisitions of other companies, in each case, as compared to alternative acquisition proposals considered by the Board.

•

Extension of Pending Tender Offer. The fact that the revised Offer could be conducted by an extension of the pending first-step tender offer by Parent, which can be extended for as brief a period as 10 business days, and thus more expeditiously completed, and the all-cash Offer Price can be delivered to the J. Alexander’s shareholders (subject to applicable withholding of taxes), on a prompt basis, following satisfaction of the conditions to the Offer, reducing the period of uncertainty during the pendency of the Contemplated Transactions on shareholders, employees and business partners, with a second-step Merger in which shareholders who do not tender their Shares in the Offer will receive cash consideration equal to the Offer Price.

•

Superiority of Revised Offer in Extensive, Competitive Sale Process. The extensive and competitive nature of the sales process conducted by J. Alexander’s, together with its financial and legal advisors, in soliciting and evaluating multiple acquisition proposals for the Company, including to the extent permitted under the Merger Agreement with respect to offers expected to be “superior proposals” made by Party F and Party G during the period after the Merger Agreement was signed on July 30, 2012, together with the number and terms of the acquisition proposals received by the Company, and the Board’s determination that Parent’s proposal represented the best value and likelihood of closing currently available to the J. Alexander’s shareholders and was superior to the proposals received from Party F and Party G, based on the fact that the Parent’s proposal represented the greatest value offered by any party and the Board’s expectations as to (i) the certainty of closing the Offer and the Merger in a prompt timeframe, without material delay, based on the ability of Parent to complete the Offer with an extension of as brief a duration as 10 business days, if the conditions to the Offer are met or waived, the financial strength of Parent, and its track record of closing acquisitions successfully, and (ii) the delivery of consideration to the J. Alexander’s shareholders in an expeditious manner in comparison to other proposals.

•

Negotiations with Parent. The course of discussions and negotiations between J. Alexander’s and Parent after J. Alexander’s notified Parent of a “superior proposal” made by another party, improvements to the terms of Parent’s acquisition proposal in connection with those negotiations, including those ultimately resulting in Parent proposing the terms of the First Amendment, specifically extending the Offer for the Shares with an increased final Offer Price of $14.50 in cash per Share, and the Board’s belief based on these negotiations, that Parent’s proposal represented the highest price per Share that Parent was willing to pay and that these were the most favorable terms to J. Alexander’s to which Parent was willing to agree.

•

Opinion of Cary Street Partners. The opinion delivered to the Board on September 5, 2012, by Cary Street Partners that, based upon and subject to the limitations and assumptions set forth in its written opinion, the $14.50 per Share in cash to be paid to the J. Alexander’s shareholders pursuant to the Offer and the Merger under the Merger Agreement, as amended, was fair, from a financial point of view, to such shareholders, and the related financial analyses performed by Cary Street Partners, as more fully described below under the caption “Opinion of J. Alexander’s Financial Advisor.”

•

Unanimous Determination. The fact that the Board was unanimous in its determination to recommend that the shareholders accept the Offer with the increased Offer Price and tender their Shares in Offer and, if required, approve the Merger and adopt the Merger Agreement, as amended.

•

Ability to Withdraw or Change Recommendation. The Board’s ability under the Merger Agreement, as amended, to withdraw or modify its recommendation in favor of the Offer and the Merger under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer (as specified in the Merger Agreement), subject to payment of a termination fee of $3.8 million, and the Board’s determination that the termination fee is within the customary range of termination fees for transactions of this type, based on the increased Offer Price.

The J. Alexander’s Board of Directors also considered uncertainties and risks in its deliberations concerning the First Amendment, in addition to those considered in its deliberations concerning the Merger Agreement, as amended by the First Amendment, and the Contemplated Transactions, including the following:

•

Termination Fee. The restrictions in the Merger Agreement, following the termination of the “go-shop” process, on the active solicitation of competing proposals and the requirement, under the Merger Agreement, as amended, that J. Alexander’s pay, if the Merger Agreement is terminated in certain circumstances, an increased termination fee of $3.8 million, which fee may deter third parties from making a competing offer for J. Alexander’s prior to the consummation of the Offer and could impact J. Alexander’s ability to engage in another transaction for up to one year if the Merger Agreement is terminated in certain circumstances.

The foregoing discussion of information and factors considered by the Board of Directors is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the First Amendment, the Merger Agreement and the Contemplated Transactions, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Rather, the Board viewed its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Board. Moreover, each member of the Board of Directors applied his or her own personal business judgment to the process and may have given different weight to different factors.

Recommendation of the J. Alexander’s Board of Directors

After careful consideration, the J. Alexander’s Board of Directors has unanimously determined that the terms of the revised Offer and the Merger are advisable, fair to, and in the best interest of J. Alexander’s and its shareholders, and recommends, subject to the ability of the Board to make a “Recommendation Withdrawal” (as defined in the Merger Agreement) pursuant to and in accordance with the Merger Agreement, that the shareholders of J. Alexander’s accept the Offer, tender their Shares in the Offer and, if required by applicable law, approve the Merger and adopt the Merger Agreement, as amended.”

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the heading “—July 29, 2012 Fairness Opinion” immediately prior to the last paragraph that begins “At the meeting of the Board of Directors held on July 29, 2012 . . .”.

Item 4 of the Schedule 14D-9 is hereby further amended and supplemented by inserting the following immediately prior to the heading “—Prospective Financial Information”:

“September 5, 2012 Fairness Opinion

At the meeting of the Board of Directors held on September 5, 2012, Cary Street Partners rendered to the Board its oral opinion, subsequently confirmed in writing, that as of September 5, 2012, and based upon and subject to the various assumptions, factors, qualifications and limitations set forth in the written opinion, the revised Offer Price of $14.50 per share or the consideration of $14.50 which each share of Common Stock not acquired in the Offer would receive in the Merger (as applicable, the “Revised Consideration”) to be received by the holders of J. Alexander’s Common Stock (other than Excluded Holders) pursuant to the Merger Agreement, as amended by the First Amendment, was fair, from a financial point of view, to such holders of J. Alexander’s Common Stock. The delivery of Cary Street Partners’ opinion was approved by its internal fairness committee.

The full text of the written opinion of Cary Street Partners, dated September 5, 2012, is attached hereto as Annex III and is incorporated into this Schedule 14D-9 by reference. The written opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Cary Street Partners in rendering its opinion. Shareholders are urged to, and should, read the opinion carefully and in its entirety. Cary Street Partners’ opinion was directed to the Board of Directors and addresses only the fairness from a financial point of view of the Revised Consideration to be received by the holders of shares of J. Alexander’s Common Stock (other than the Excluded Holders) pursuant to the Merger Agreement, as amended, as of the date of the opinion. Cary Street Partners’ opinion does not (i) address any other aspect of the Contemplated Transactions, (ii) address the relative merits of the Contemplated Transactions as compared to any alternative transaction or business strategies that might exist for J. Alexander’s or the effect of any other transaction in which J. Alexander’s may engage, nor does the opinion address J. Alexander’s underlying decision to proceed with the Contemplated Transactions as compared to any alternative transaction or business strategies, (iii) contemplate how the Contemplated Transactions might affect, directly or indirectly, J. Alexander’s or its shareholders with regards to taxes, or (iv) express any opinion or recommendation as to the underlying decision of J. Alexander’s to engage in the Contemplated Transactions or as to how any shareholder of J. Alexander’s should vote at any shareholders’ meeting held in connection with the Contemplated Transactions.

The summary of the September 5, 2012 opinion of Cary Street Partners set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

Opinion Methodology

In arriving at its opinion, Cary Street Partners, among other things:

i.	reviewed the July 30, 2012 Amended and Restated Agreement and Plan of Merger;

ii.	reviewed a draft of the First Amendment dated September 5, 2012, which Cary Street Partners assumed was in substantially final form and from which Cary Street Partners assumed the final form would not vary in any respect material to its analysis;

iii.	reviewed the financial terms of the Contemplated Transactions as set forth in the Merger Agreement, and such other terms as Cary Street Partners deemed necessary and appropriate;

iv.	examined certain publicly available business and financial information that Cary Street Partners deemed relevant, such as annual reports, quarterly reports and other filings with the Commission relating to J. Alexander’s;

v.

visited the business offices of J. Alexander’s in Nashville, Tennessee and conducted discussions with members of management of J. Alexander’s concerning J. Alexander’s business, operations and prospects and the Contemplated Transactions;

vi.	reviewed certain non-public historical financial statements and other non-public financial and operating data relating to J. Alexander’s that were prepared, furnished to, and/or discussed with Cary Street Partners by members of the management of J. Alexander’s;

vii.	reviewed certain non-public projected financial forecasts and other information and data relating to J. Alexander’s, including its capitalization and financial condition, that were prepared, furnished to, and/or discussed with Cary Street Partners by members of the management of J. Alexander’s;

viii.	reviewed the historical market price and trading volumes of J. Alexander’s Common Stock, and the publicly traded securities of certain other companies that Cary Street Partners deemed relevant;

ix.	compared the financial performance of J. Alexander’s and the valuation multiples relating to the Contemplated Transactions with the financial terms, to the extent publicly available, of certain other transactions which Cary Street Partners considered relevant;

x.	compared the financial performance of J. Alexander’s and the valuation multiples relating to the Contemplated Transactions with those of certain other publicly traded companies whose operations Cary Street Partners considered relevant in evaluating the financial performance of J. Alexander’s;

xi.	compared the valuation implied by the Contemplated Transactions to a discounted cash flow analysis for J. Alexander’s; and

xii.	in addition to the foregoing, Cary Street Partners conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, Cary Street Partners assumed and relied, without performing or assuming any responsibility for independent verification, upon (1) the accuracy and completeness of all financial and other information, materials and data that were publicly available or provided to or otherwise reviewed by, discussed with, or made available to Cary Street Partners and (2) the assurances of members of the management of J. Alexander’s that they were not aware of any information or facts that were omitted or that remained undisclosed to Cary Street Partners that would have made the information reviewed by Cary Street Partners incomplete or misleading or that were otherwise relevant to its analysis.

With respect to financial forecasts, projections, and other information and data relating to J. Alexander’s provided to or otherwise reviewed by or discussed with Cary Street Partners, Cary Street Partners was advised by members of the management of J. Alexander’s that such forecasts, projections, and other information and data were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of J. Alexander’s as to the future financial performance of J. Alexander’s, and Cary Street Partners assumed, with the consent of the Board of Directors, that the financial results reflected in such forecasts, projections and other information and data would be realized in the amounts and at the times projected. Cary Street Partners expressed no opinion or view as to any such forecasts and projections or the assumptions on which they are based.

Cary Street Partners assumed with the consent of the Board of Directors and without independent verification for purposes of rendering its opinion, that (1) there were no material liabilities (contingent or otherwise, known or unknown) of J. Alexander’s other than those that were set forth in the latest financial statements of J. Alexander’s provided to Cary Street Partners prior to the date of its opinion or otherwise disclosed to Cary Street Partners, and (2) there has been no adverse change (other than an immaterial change) in the assets, liabilities, businesses, operations, properties, financial condition, results or prospects of J. Alexander’s, in either case taken as a whole, since the dates of the latest financial statements of J. Alexander’s provided to Cary Street Partners prior to the date of its opinion.

Cary Street Partners also assumed, with the consent of the Board of Directors, that (1) the Contemplated Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement, as amended, without waiver, modification or amendment of any material term, condition, agreement, or obligation or any adjustment to the aggregate consideration to be delivered thereunder (whether by offset, reduction, indemnity, or otherwise), (2) the representations and warranties of the parties contained in the Merger Agreement, as amended, were true and accurate (and Cary Street Partners did not verify and assumed no responsibility to verify the truth and accuracy of them), (3) each party would perform all of the covenants and agreements of such party under the Merger Agreement, as amended, (4) all conditions to the consummation of the Contemplated Transactions would be satisfied without material waiver or modification thereof, and (5) in the course of obtaining the necessary governmental or third party approvals, consents and releases for the Contemplated Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on J. Alexander’s or the contemplated benefits of the Contemplated Transactions to the holders of J. Alexander’s Common Stock. Representatives of J. Alexander’s advised Cary Street Partners, and Cary Street Partners further assumed, that the final terms of the First Amendment to the Merger Agreement would not vary materially from those set forth in the draft reviewed by Cary Street Partners.

Cary Street Partners gave no opinion as to legal, regulatory, tax or accounting matters. Cary Street Partners did not express any opinion as to the prices or volume at which J. Alexander’s Common Stock will trade at any time. Cary Street Partners did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of J. Alexander’s, and Cary Street Partners did not make any physical inspection of the properties or assets of J. Alexander’s. Also, Cary Street Partners did not evaluate the solvency or fair value of J. Alexander’s or any of its affiliates under any state or federal laws relating to bankruptcy, insolvency or similar matters. Cary Street Partners did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which J. Alexander’s or any of its affiliates is or was a party or may be subject.

Cary Street Partners was not asked to opine upon and expressed no opinion with respect to the fairness of any portion or aspect of the Contemplated Transactions to the holders of any class of security, creditors or other constituencies of J. Alexander’s or any other parties other than the fairness from a financial point of view of the Revised Consideration to the holders of J. Alexander’s Common Stock (other than the Excluded Holders), or with respect to the fairness of the amount or nature of the compensation to any of J. Alexander’s officers, directors, or employees or class of such persons, relative to compensation to J. Alexander’s other shareholders.

Cary Street Partners’ opinion was necessarily based upon information available to it, and financial, economic, market and other conditions and circumstances as they existed and could be evaluated as of the date of its opinion. Subsequent developments may affect Cary Street Partners’ opinion, and Cary Street Partners has not assumed and does not have any responsibility or obligation to update, revise, reaffirm, or withdraw its opinion based upon, or otherwise comment on or consider, events occurring or new facts or circumstances discovered after the date of its opinion. Subsequent events that could materially affect Cary Street Partners’ opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition or results of operation of J. Alexander’s; additional changes in the terms of the Contemplated Transactions; and the failure to consummate the Contemplated Transactions within a reasonable period of time.

The Board of Directors imposed no limitations on Cary Street Partners with respect to the investigations made or the procedures followed by Cary Street Partners in rendering its opinions. Cary Street Partners’ opinion was only one of many factors considered by the Board of Directors in its evaluation of the Contemplated Transactions and should not be viewed as determinative of the views of the Board of Directors with respect to the Contemplated Transactions.

Financial Analysis

The following is a summary of the material financial analyses reviewed by Cary Street Partners with the Board on September 5, 2012, in connection with rendering its September 5, 2012 opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Cary Street Partners, nor does the order of analyses described represent relative importance or weight given to those analyses by Cary Street Partners. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Cary Street Partners’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 4, 2012, the last completed trading date prior to the time Cary Street Partners reviewed its financial analysis with the Board, and is not necessarily indicative of current market conditions.

Analytical Methodology

The valuation of J. Alexander’s is based upon the financial forecast, historical financial information and descriptions of J. Alexander’s provided to Cary Street Partners by J. Alexander’s management and the valuation considerations set forth below.

Cary Street Partners valued J. Alexander’s as a going concern. In valuing J. Alexander’s, Cary Street Partners utilized the following methods:

i.	Comparison to comparable publicly held restaurant companies.

ii.	Comparison to selected transactions in the restaurant sector.

iii.	Discounted cash flow analysis.

iv.	Premiums paid analysis.

Financial Projections

In connection with the Contemplated Transactions, J. Alexander’s management provided Cary Street Partners with five years of operating projections which are part of the basis for Cary Street Partners’ valuation and analysis. These projections were based on J. Alexander’s management’s internal operating and development plan, which varies in some respects with GAAP reported results, and represented management’s reasonable estimates and good faith judgments as to the future growth and financial performance of J. Alexander’s, on a go-forward stand alone basis without taking into account any potential business combination transactions.

Trading Summary of J. Alexander’s

Cary Street Partners reviewed the historical trading prices and trading volumes for shares of J. Alexander’s Common Stock for the one-year period ended June 21, 2012 (the trading day prior to the date of the Prior Merger Agreement dated June 22, 2012), and on September 4, 2012. In addition, Cary Street Partners analyzed the Revised Consideration to be paid to holders of the shares of J. Alexander’s Common Stock pursuant to the Merger Agreement, as amended, in relation to: the closing price of shares of J. Alexander’s Common Stock as of September 4, 2012, and June 21, 2012; the closing price of J. Alexander’s Common Stock on a trading day one, five, thirty and sixty trading days prior to June 21, 2012; the average closing price for shares of J. Alexander’s Common Stock for the fifteen trading days, thirty trading days, six-months and twelve-months ended June 21, 2012; and the 52-week high and low closing prices of shares of J. Alexander’s Common Stock for the period ended June 21, 2012. The table below depicts premiums represented by the $14.50 per share to be paid to holders of the shares of J. Alexander’s Common Stock pursuant to the Merger Agreement, as amended, in relation to the per share closing prices and per share average trading prices of J. Alexander’s Common Stock described in the table.

J. Alexander’s Historical Stock Price Performance
Period(1)	Share Price	Premium Based on $14.50 Offer Price
September 4, 2012 (Current)	$14.49	0.1%
June 21, 2012 (Day prior to initial agreement)	$9.59	51.2%
1-Trading Day Prior	$9.85	47.2%
5-Trading Days Prior	$9.25	56.8%
30-Trading Days Prior	$8.49	70.8%
60-Trading Days Prior	$8.59	68.8%
15-Trading Days Average	$9.28	56.2%
30-Trading Days Average	$8.88	63.2%
6-Month Average	$8.04	80.3%
1-Year Average	$6.96	108.5%
52-Week High	$9.90	46.5%
52-Week Low	$5.12	183.2%

(1)	Other than the Current price on September 4, 2012, premium data is calculated based upon trading statistics as of June 21, 2012, the trading day prior to the date of the Prior Merger Agreement.

Summary of J. Alexander’s Valuation Analyses

In its comparison of J. Alexander’s to other publicly held restaurant companies for purposes of its September 5, 2012 opinion, Cary Street Partners used various metrics including enterprise value as a multiple of earnings before interest, taxes, depreciation and amortization, adjusted to exclude non-cash stock based compensation and pre-opening expenses (“Adjusted EBITDA”), for the latest twelve months (“LTM”) period ended July 1, 2012 and estimated for 2012; enterprise value as a multiple of earnings before interest and taxes, adjusted to exclude non-cash stock based compensation and pre-opening expenses (“Adjusted EBIT”) for the LTM period and estimated for 2012; and price as a multiple of earnings per share (“EPS”) estimated for years 2012 and 2013. In addition to the adjustment for non-cash stock based compensation and pre-opening expenses, all metrics with respect to the Company, including EPS, for the LTM period ended July 1, 2012 and for the 2012 fiscal year included an adjustment for special expenses of approximately $1 million related to the evaluation of strategic alternatives by the Company, including expenses associated with the negotiation and execution of a definitive merger agreement for the sale of the Company.

In Cary Street Partners’ comparison to recent mergers and acquisitions in the restaurant sector, it used enterprise value as a multiple of LTM Adjusted EBITDA and price as a multiple of LTM EPS. Cary Street Partners analyzed the discounted cash flows of J. Alexander’s using a median perpetuity growth rate of 3.0% and median terminal Adjusted EBITDA multiple of 6.0x, which rate and multiple were selected by Cary Street Partners based on input from Company management and its own professional judgment. Cary Street Partners also reviewed publicly available information and analyzed the premiums offered in selected publicly announced precedent transactions to determine the premiums paid in those precedent transactions over the trading prices one-trading day prior, one-trading week prior and one-trading month prior of the target companies prior to the date of the Prior Merger Agreement. In calculating per share values, Cary Street Partners estimated the number of fully diluted shares of J. Alexander’s Common Stock outstanding on different dates, using the treasury stock method and the price of J. Alexander’s Common Stock as of June 21, 2012 and at the amended Offer Price of $14.50 per share. For its analysis, Cary Street Partners used an estimate of 6.34 million fully diluted shares on June 21, 2012 at a price of $9.59 per share, and 6.54 million fully diluted shares at the amended Offer Price of $14.50 per share.

Comparable Company Analysis

Cary Street Partners reviewed and compared certain financial and operating information and measurements relating to J. Alexander’s to corresponding information and measurements of selected publicly traded, restaurant companies. Although none of the selected companies is directly comparable to J. Alexander’s, the companies were chosen because they are publicly traded companies in the full-service, casual dining and upscale casual segments of the restaurant industry and may be deemed to have certain business and operating characteristics that for purposes of analysis may be considered similar to those of J. Alexander’s.

The following list represents a reference set of companies that Cary Street Partners believed, based on its own professional judgment, were most comparable to J. Alexander’s:

•	Ark Restaurants Corp. (ARKR)

•	BJ’s Restaurants Inc. (BJRI)

•	Bob Evans Farms Inc. (BOBE)

•	Bravo Brio Restaurant Group, Inc. (BBRG)

•	Brinker International Inc. (EAT)

•	Cracker Barrel Old Country Store, Inc. (CBRL)

•	Darden Restaurants, Inc. (DRI)

•	Famous Dave’s of America Inc. (DAVE)

•	Kona Grill Inc. (KONA)

•	Luby’s Inc. (LUB)

•	Red Robin Gourmet Burgers Inc. (RRGB)

•	Ruby Tuesday, Inc. (RT)

•	Ruth’s Hospitality Group Inc. (RUTH)

•	Texas Roadhouse Inc. (TXRH)

•	The Cheesecake Factory Inc. (CAKE)

With respect to J. Alexander’s and the selected companies, Cary Street Partners calculated:

(1) Enterprise value, which is the market value of common equity plus the book value of funded debt less cash and cash equivalents;

(2) Enterprise value as a multiple of Adjusted EBITDA for the LTM and estimated 2012 fiscal year periods, respectively;

(3) Enterprise value as a multiple of Adjusted EBIT for the LTM and estimated 2012 fiscal year periods, respectively; and

(4) Price as a multiple of EPS estimated for the 2012 and 2013 projected years, respectively.

Calculations for the comparable company analysis were based on the closing prices per share of the selected companies’ respective common stock on September 4, 2012, and S&P Capital IQ estimates. Calculations for J. Alexander’s were based on its closing price per share of $9.59 on June 21, 2012 and the amended Offer Price of $14.50 per share to be received by holders of J. Alexander’s Common Stock pursuant to the Contemplated Transactions; and S&P Capital IQ estimates and the projections provided to Cary Street Partners.

The results of these analyses are summarized as follows:

	Comparable Companies		J. Alexander’s
Enterprise Value as a multiple of: (1)	Range	Median	June 21, 2012	Offer Price
LTM Adjusted EBITDA	3.8x - 12.8x	6.7x	5.6x	8.5x
2012E Adjusted EBITDA	5.5x - 12.4x	7.2x	5.0x	7.6x
LTM Adjusted EBIT	5.9x - 22.3x	10.9x	11.4x	17.3x
2012E Adjusted EBIT	9.7x - 22.8x	11.8x	9.0x	13.7x

	Comparable Companies		J. Alexander’s
Price as a multiple of:	Range	Median	June 21, 2012	Offer Price
2012E Earnings	4.8x - 32.9x	16.5x	12.9x	20.2x
2013E Earnings	11.6x - 26.7x	14.6x	15.6x	24.3x

(1)	LTM and balance sheet data as of July 1, 2012.

This analysis indicated an implied price per share value range for J. Alexander’s of $8.85 to $13.65. A summary of the analysis is below.

Comparable Company Summary Valuation
($s in 000s, except per share values)
Valuation Metric	Company Metric	Median Multiple	Implied Value Per Share
Adjusted EBITDA
LTM	$11,726	6.7x	$11.30
2012E	$13,194	7.2x	$13.65

Adjusted EBIT
LTM	$5,789	10.9x	$8.85
2012E	$7,301	11.8x	$12.43

EPS
2012E	$0.75	16.5x	$12.38
2013E	$0.63	14.6x	$9.16

Selected Transaction Analysis

Cary Street Partners reviewed certain publicly available information relating to the selected transactions set forth below, which were announced after May 2009 and involved target companies in the restaurant industry for which data relating to the target company’s transaction values were publicly available. Cary Street Partners performed an analysis of the selected transactions to compare multiples paid in other transactions to the multiples implied in the Contemplated Transactions.

Cary Street Partners analyzed a group of 16 restaurant industry merger and acquisition transactions. These transactions (listed by acquirer / target and time of announcement) were:

•	Darden Restaurants, Inc. / Yard House USA, Inc. (July 12, 2012)

•	Angelo, Gordon & Co. / Benihana, Inc. (May 22, 2012)

•	Centerbridge Partners / P.F. Chang’s China Bistro Inc. (May 1, 2012)

•	Fidelity National Financial, Inc. / O’Charley’s Inc. (February 6, 2012)

•	Landry’s Restaurants Inc. / Morton’s Restaurant Group, Inc. (December 16, 2011)

•	Landry’s Restaurants Inc. / McCormick & Schmick’s Seafood Restaurants, Inc. (November 8, 2011)

•	Golden Gate Capital / California Pizza Kitchen (May 25, 2011)

•	Landry’s Restaurants Inc. / Bubba Gump Shrimp Co. Inc. (November 5, 2010)

•	Landry’s Restaurants Inc. / Claim Jumper Restaurants, LLC (October 29, 2010)

•	3G Capital Management, LLC / Burger King Holdings, Inc. (September 2, 2010)

•	Kelso & Company / LRI Holdings, Inc. (August 30, 2010)

•	Mill Road Capital / Rubio’s Restaurants Inc. (May 10, 2010)

•	Oak Hill Capital Partners / Dave & Busters Holdings, Inc. (May 3, 2010)

•	Apollo Global Management LLC / CKE Restaurants, Inc. (April 18, 2010)

•	Management / Landry’s Restaurants, Inc. (November 3, 2009)

•	Friedman Fleischer & Lowe, LLC / Cajun Operating Company (Church’s Chicken) (June 9, 2009)

For each of the selected transactions, to the extent there was available sufficient public information related to the selected transactions, Cary Street Partners calculated and compared the target’s total enterprise value, as implied by the selected transaction, to the target’s Adjusted EBITDA for the most recently reported LTM period ending prior to the announcement of the transaction. Cary Street Partners also calculated and compared the target’s total equity value, as implied by the selected transaction, to the target’s earnings for the most recently reported LTM period ending prior to the announcement. While none of the companies that participated in the selected transactions are directly comparable to J. Alexander’s, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of J. Alexander’s results, market size and operations.

The following table presents the results of this analysis:

	Selected Transactions		J. Alexander’s
Enterprise Value as a multiple of:	Range	Median	June 21, 2012	Offer Price
LTM Adjusted EBITDA	5.3x - 20.2x	7.2x	5.6x	8.5x

Price as a multiple of:	Range	Median	June 21, 2012	Offer Price
LTM EPS	12.5x - 45.1x	28.4x	18.5x	28.8x

This analysis indicated an implied price per share value range for J. Alexander’s of $12.21 to $15.13. A summary of the analysis is below.

Comparable Acquisitions Summary Valuation
($s in 000s, except per share values)
Valuation Metric	Company Metric	Median Multiple	Implied Value Per Share
LTM Adjusted EBITDA	$11,726	7.2x	$12.21
LTM EPS	$0.53	28.4x	$15.13

Discounted Cash Flow Analysis – J. Alexander’s

Cary Street Partners performed an illustrative discounted cash flow analysis on J. Alexander’s using the projections provided to Cary Street Partners.

Cary Street Partners calculated indications of net present value per share of J. Alexander’s Common Stock of estimated unlevered free cash flow for J. Alexander’s for the years 2012 to 2016 using the Company’s cash flow from operations and capital expenditures projections included in the prospective financial information prepared by management and employing discount rates ranging from 12.4% to 14.4%, rates selected based on Cary Street Partners’ analysis of J. Alexander’s weighted average cost of capital. For purposes of determining unlevered free cash flow, Cary Street Partners treated stock based compensation as a cash expense.

Cary Street Partners calculated illustrative terminal values in the year 2016 by applying perpetuity growth rates ranging from 2.5% to 3.5%, a range of rates selected by Cary Street Partners based on input from Company management and its own professional judgment. These illustrative terminal values were then discounted to calculate implied indications of present values per share of J. Alexander’s Common Stock using discount rates ranging from 12.4% to 14.4%. This analysis resulted in value per share indications ranging from $7.23 to $9.96, with a median value of $8.40 per share.

Cary Street Partners also calculated illustrative terminal values in the year 2016 by using terminal Adjusted EBITDA multiples of 5.0x, 6.0x and 7.0x, a range of multiples selected by Cary Street Partners based on input from Company management and its own professional judgment. These illustrative terminal values were then discounted to calculate implied indications of present values per share of J. Alexander’s Common Stock using discount rates ranging from 12.4% to 14.4%. This analysis resulted in value per share indications ranging from $9.70 to $14.03, with a median value of $11.79 per share.

Premiums Paid Analysis – J. Alexander’s

Cary Street Partners reviewed publicly available information and analyzed the premiums offered in selected transactions to determine the premiums paid in the transactions over recent trading prices of the target companies prior to the announcement of the transactions. Cary Street Partners selected these transactions by searching public company disclosures, databases and other public sources and applied the following criteria: (i) the target company was a publicly-traded U.S. company with a $2.00 or greater share price prior to the transaction announcement; (ii) the transaction had a value between $50 and $250 million; (iii) the target of the transaction had positive LTM EBITDA; and (iv) the transaction was announced between January 1, 2009, and September 4, 2012. Cary Street Partners identified 129 transactions for its comparable set. The median value of the announced premiums were calculated relative to (i) the target’s closing share price one day prior to the announcement, (ii) the target’s closing share price on the day that was one week prior to the announcement and (iii) the target’s closing share price on the day that was one month prior to the announcement.

Median Premiums Paid For Historical Transactions
Premium Percentage	1 – Trading Day Prior	1 –Trading Week Prior	1 – Trading Month Prior
Median	33.7%	37.5%	36.1%

Using the median percentile premiums set forth above and the closing price of $9.59 of J. Alexander’s Common Stock on June 21, 2012, this analysis implied a valuation range of approximately $11.57 to $13.17.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily disposed to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Cary Street Partners’ opinion. In arriving at its fairness determination, Cary Street Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Cary Street Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to J. Alexander’s or the Contemplated Transactions.

Any estimates contained in Cary Street Partners’ analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than results suggested by the estimates. Estimates used in, and the results derived from, Cary Street Partners’ analyses are inherently subject to substantial uncertainty, and Cary Street Partners assumes no responsibility if future results are materially different from those forecasted in the estimates used by Cary Street Partners in its analyses.

Under the terms of Cary Street Partners’ engagement letter, J. Alexander’s paid Cary Street Partners a fee of $50,000 upon delivery of its September 5, 2012 opinion, and the opinion fee was not contingent upon the conclusion reached in the opinion. In addition, J. Alexander’s paid Cary Street Partners a retainer fee for its financial advisory services equal to $75,000, and upon completion of the Contemplated Transactions, would pay a fee of $800,000 less the amount of the retainer fees previously paid to Cary Street Partners. J. Alexander’s has agreed to reimburse Cary Street Partners for its reasonable out-of-pocket expenses (including travel expenses and reasonable fees and expenses of counsel). J. Alexander’s has also agreed to indemnify Cary Street Partners for certain costs and liabilities arising out of its engagement, except in the case of Cary Street Partners’ gross negligence or willful misconduct.

In the ordinary course of its business, Cary Street Partners and its affiliates may actively trade or hold the securities of J. Alexander’s, Fidelity, or their respective affiliates for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Cary Street Partners and its affiliates may maintain relationships with J. Alexander’s, Fidelity, and their respective affiliates. During the two-year period prior to the date of its opinion, Cary Street Partners provided financial advisory services to J. Alexander’s and received fees for the rendering of those services, including the reimbursement of expenses. Under its engagement letter with J. Alexander’s Cary Street Partners has delivered fairness opinions to the Board of Directors, and received fees of $200,000 and $75,000 for the delivery of such opinions, in connection with the Prior Merger Agreement dated as of June 22, 2012 and the Amended Merger Agreement dated July 30, 2012, respectively. During the two-year period prior to the date of Cary Street’s opinion, no relationship existed between Cary Street Partners and Fidelity, the Operating Company, or any of their affiliates pursuant to which compensation was received or was intended to be received by Cary Street Partners as a result of such a relationship, and no such relationship is mutually understood to be contemplated. Cary Street Partners may provide financial or other services to J. Alexander’s, Fidelity, the Operating Company, or any of their respective affiliates in the future, and in connection with any such services Cary Street Partners may receive compensation.”

Item 4 of the Schedule 14D-9 is hereby amended by deleting the paragraph that begins “J. Alexander’s has made publicly available…” under the heading “—Prospective Financial Information” and replacing it with the following:

“In addition to the selected unaudited prospective financial information discussed above, following the public release of the Company’s financial results for the period ended July 1, 2012, and the filing of the Company’s

Quarterly Report on Form 10-Q for that period, the Company, with the assistance of Cary Street Partners, prepared the following updated financial outlook that combined the Company’s actual fiscal 2012 financial results through July 1, 2012, with management’s 2012 budgeted results for the remainder of fiscal 2012.

J. Alexander’s – Updated 2012 Outlook (1)

($s in mm, except per share amounts)

	As Reported LTM 7/1/2012	Adjusted LTM(2) 7/1/2012	Original Plan(3) 2012	Updated Outlook(4) 2012
Gross Sales	$163.3	$163.3	$165.0	$165.6

% Growth	n/a	n/a	3.2%	3.6%

Income from Restaurant Operations	16.5	16.5	17.1	17.8
% Income from Restaurant Operations of Gross Sales	10.1%	10.1%	10.3%	10.7%

EBITDAR(5)	15.4	16.4	17.0	17.9

% EBITDAR of Gross Sales	9.4%	10.1%	10.3%	10.8%

EBITDA(5)	10.7	11.7	12.2	13.2

% EBITDA of Gross Sales	6.5%	7.2%	7.4%	8.0%

EBIT(5)	4.7	5.8	6.3	7.3

% EBIT of Gross Sales	2.9%	3.5%	3.8%	4.4%

Net Income	2.4	3.3	3.9	4.7

% Net Income of Gross Sales	1.5%	2.0%	2.3%	2.8%

EPS (6)	$0.39	$0.53	$0.63	$0.75

% Change	n/a	n/a	344.8%	434.4%

(1)	Adjusted LTM and Updated Outlook exclude Special Expenses from calculations of EBITDAR, EBITDA, EBIT, Net Income and EPS. Special Expenses are general and administrative expenses related to the evaluation of strategic alternatives by J. Alexander’s, including expenses associated with the negotiation and execution of a definitive merger agreement for the sale of J. Alexander’s, and a possible contested election of directors. Special Expenses totaled approximately $1,050,000 (approximately $910,000 net of tax) during the first half of 2012.
(2)	Adjusted LTM differs from As Reported LTM in excluding Special Expenses from the calculations of EBITDAR, EBITDA, EBIT, Net Income and EPS.
(3)	Original Plan refers to J. Alexander’s management’s 2012 budget.
(4)	Updated Outlook refers to J. Alexander’s management’s current expectations for the 2012 fiscal year. It is based on actual results from the first half of 2012 and the Original Plan for the second half of 2012. It adjusts for Special Expenses incurred in the first half of 2012.
(5)	EBITDAR, EBITDA and EBIT exclude stock compensation expense.
(6)	Calculated as Net Income divided by projected fully diluted shares outstanding as provided by J. Alexander’s management.

The table, including the footnotes, set forth above was provided to Fidelity, as well as Party F and Party G, and their respective advisors. In addition, the updated financial outlook set forth above was used by Cary Street Partners in its financial analyses in support of its September 5, 2012 opinion as discussed above under the heading “—September 5, 2012 Fairness Opinion”.

The Updated 2012 Outlook set forth above includes the following non-GAAP financial measures: Gross Sales, Adjusted EBITDAR, Adjusted EBITDA, EBIT and Income from Restaurant Operations. The Company believes that these non-GAAP financial measures provide important information about the operating trends of the Company. These non-GAAP measures are not in accordance with, or an alternative for, financial measures prepared in accordance with GAAP and may be different from similarly titled measures used by other companies. Gross Sales, Adjusted EBITDAR, Adjusted EBITDA, EBIT and Income from Restaurant Operations are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operation in conjunction with the corresponding GAAP measures.

Set forth below are reconciliations of Income from Restaurant Operations, Adjusted EBITDA (accompanied by a reconciliation of Adjusted EBITDAR to Adjusted EBITDA), and EBIT to Net Income, the most comparable GAAP financial measure available for reconciliation based on the unaudited prospective financial information. These reconciliations were not provided to Fidelity, Party F, Party G or Cary Street Partners.

Reconciliation of Certain Non-GAAP Measures Included in the Updated 2012 Outlook
($s in mm) (1)
	As Reported	Adjusted	Original Plan	Updated Outlook
	LTM	LTM
	07/01/12	07/01/12	2012	2012
Income From Restaurant Operations:
Net Income	$2.4	3.3	3.9	4.7
Plus: Income Tax Expense	0.4	0.6	0.5	0.7
Other Expense	0.0	0.0	0.1	0.0
Interest Expense	1.6	1.6	1.6	1.6
General and Administrative Expense	11.8	10.7	10.7	10.5
Pre-Opening Expense	0.0	0.0	0.0	0.0
Stock Option Expense	0.3	0.3	0.3	0.3

Income From Restaurant Operations	$16.5	16.5	17.1	17.8

Adjusted EBITDA:
Net Income	$2.4	3.3	3.9	4.7
Plus: Income Tax Expense	0.4	0.6	0.5	0.7
Interest Expense	1.6	1.6	1.6	1.6
Depreciation and Amortization	5.9	5.9	5.9	5.9
Pre-Opening Expense	0.0	0.0	0.0	0.0
Stock Option Expense	0.3	0.3	0.3	0.3

Adjusted EBITDA	$10.7	11.7	12.2	13.2

Adjusted EBITDAR:
Adjusted EBITDA	$10.7	11.7	12.2	13.2
Plus: Rent	4.7	4.7	4.8	4.7

Adjusted EBITDAR	$15.4	16.4	17.0	17.9

EBIT:
Net Income	$2.4	3.3	3.9	4.7
Plus: Income Tax Expense	0.4	0.6	0.5	0.7
Interest Expense	1.6	1.6	1.6	1.6
Stock Option Expense	0.3	0.3	0.3	0.3

EBIT	$4.7	5.8	6.3	7.3

(1)	Values in table may not total due to rounding.

The Company believes Net Sales is the most directly comparable GAAP financial measure to Gross Sales as included in management summary projected financial information. However, because Company management did not forecast Net Sales or certain financial measures necessary to reconcile the non-GAAP financial measure Gross Sales to the GAAP-based financial measure Net Sales, the Company is unable to provide a quantitative reconciliation of Gross Sales to projected Net Sales. No reconciliation of Gross Sales was provided by management to Fidelity, Party F, Party G or Cary Street Partners.

The financial measures that would be required to reconcile Gross Sales to Net Sales include, among other measures, projected complimentary meals, employee discounts and projected gift card breakage (i.e., reductions in liabilities for gift cards which, although they do not expire, are considered to be only remotely likely to be redeemed and for which there is no legal obligation to remit balances under unclaimed property laws of the relevant jurisdictions). In order to provide an appropriate reconciliation of Gross Sales, Company management would be required to make additional assumptions and projection analyses of factors that management did not take into account when preparing the summary projected financial information. Because the absence of these additional forecasts prevents the Company from reconciling Gross Sales to Net Sales, shareholders should not unduly rely on projected Gross Sales in evaluating the summary projected financial information.

J. Alexander’s has made publicly available its actual results of operations for its fiscal year ended January 1, 2012 and the quarters ended April 1, 2012, and July 1, 2012. Shareholders should review J. Alexander’s Annual Report on Form 10-K for the fiscal year ended January 1, 2012 and its Quarterly Reports on Form 10-Q for the quarters ended April 1, 2012, and July 1, 2012, respectively, each filed with the Commission, to obtain this information.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by deleting the table entitled “Golden Parachute Compensation,” including related footnotes, under the heading “—Golden Parachute Compensation” and replacing it with the following:

“Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)	Total ($)
Lonnie J. Stout II,
President and Chief Executive Officer	$3,797,156	$1,507,000	—	$37,941	—	—	$5,342,097
R. Gregory Lewis,
Vice President, Chief Financial Officer and Secretary	$1,753,045	$340,250	—	$37,941	—	—	$2,131,236
J. Michael Moore,
Vice President, Human Resources and Administration	$912,980	$153,250	—	$37,941	—	—	$1,104,171

(1)	These amounts include cash severance payments to each of the named executive officers upon a termination without “cause” or a resignation for “good reason” within 36 months of the Acceptance Time. The amount of severance payments attributable to each of the Employment Agreements and Salary Continuation Agreements for each named executive officer, and the Severance Benefits Agreements in the case of Messrs. Stout and Lewis, are set forth in the following table:

Name	Employment Agreement ($)*	Salary Continuation Agreement ($)**	Severance Benefits Agreement ($)***	Total ($)
Lonnie J. Stout II	$641,296	$2,510,260	$645,600	$3,797,156
R. Gregory Lewis	$370,385	$1,045,910	$336,750	$1,753,045
J. Michael Moore	$552,253	$360,727	—	$912,980

*	Termination amounts payable to each Named Officer under the Employment Agreements are payable as lump sum payments. For Messrs. Stout and Lewis, payments under their respective Employment Agreements are reduced by amounts actually paid under their Severance Benefits Agreements.
**	Assuming a termination on December 31, 2012, amounts indicated for Messrs. Stout and Lewis represent the present value of retirement benefits to be paid over a period of fifteen years which would have been scheduled to commence once Mr. Stout or Mr. Lewis attain the age of 65. Mr. Moore would receive a lump sum payment.
***	Termination amounts payable to Messrs. Stout and Lewis under the Severance Benefits Agreements are payable as lump sum payments. Amounts represent 18 months of base salary. Mr. Moore is not a party to a Severance Benefits Agreement.
(2)	These amounts represent the accelerated vesting of the following Options for each named executive officer: Mr. Stout, 155,000 Options; Mr. Lewis, 36,250 Options; Mr. Moore, 16,250 Options. These amounts are based on the Offer Price of $14.50 per Share and in each case are net of the exercise prices of such Options. No amounts are included for the exercise or the acceleration of unvested Options whose exercises prices are greater than the Offer Price.
(3)	The named executive officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a qualifying termination in connection with a change in control or otherwise.
(4)

The named executive officers are not entitled to any perquisites or other personal benefits or property for a qualifying termination in connection with a change in control, other than for continuation of health insurance benefits. These benefits have been calculated based on assumptions used by J. Alexander’s, including that the current cost of COBRA coverage for each officers’ current health plan would represent the cost of continuing coverage for the duration of the period specified in the respective Employment Agreements. The named executive officers will not receive any tax reimbursements in connection with the Offer or the Contemplated Transactions.

(5)	These amounts represent the aggregate dollar value of any other compensation that is based on or otherwise relates to the Offer and the Contemplated Transactions.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(10)	Joint Press Release, dated September 5, 2012, issued by J. Alexander’s Corporation and Fidelity National Financial, Inc. (Exhibit 99.1 of J. Alexander’s Current Report on Form 8-K filed September 6, 2012 (File No. 1-8766), is incorporated herein by reference)

(a)(11)	Opinion of Cary Street Partners LLC to Board of Directors of J. Alexander’s dated September 5, 2012 (included as Annex III hereto)

(e)(22)	First Amendment to Amended and Restated Agreement and Plan of Merger, dated September 5, 2012, by and among Fidelity National Financial, Inc., New Athena Merger Sub, Inc. and J. Alexander’s Corporation (Exhibit 2.1 of J. Alexander’s Current Report on Form 8-K filed September 6, 2012 (File No. 1-8766), is incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

J. Alexander’s Corporation

By:	/s/ R. Gregory Lewis
Name:	R. Gregory Lewis
Title:	Chief Financial Officer, Vice President of Finance and Secretary

Dated: September 6, 2012

ANNEX III

September 5, 2012

CONFIDENTIAL

The Board of Directors

J. Alexander’s Corporation

3401 West End Avenue

Suite 260

Nashville, TN 37203

Members of the Board:

You have asked us to advise you with respect to the fairness to the holders of J. Alexander’s Corporation, a Tennessee corporation (“JAX”), common stock, par value $0.05 per share (“JAX Common Stock”), other than FNF, Merger Sub (each defined below), or any of their respective affiliates, from a financial point of view, of the Consideration (defined below) to be received by such holders of JAX Common Stock pursuant to the terms and subject to the conditions set forth in the Amended and Restated Agreement and Plan of Merger dated July 30, 2012, as to be amended by the First Amendment thereto (the “First Amendment” and together with the July 30, 2012 Amended and Restated Agreement and Plan of Merger, the “Amended and Restated Merger Agreement”) by and among JAX; Fidelity National Financial, Inc. (“FNF”), a Delaware corporation; New Athena Merger Sub, Inc. (“Merger Sub”), a Tennessee corporation and wholly-owned subsidiary of FNF; Fidelity Newport Holdings, LLC (“FNH”), a Delaware limited liability company and an indirect, majority-owned subsidiary of FNF; American Blue Ribbon Holdings, Inc. (“ABRH”), a Delaware corporation and an indirect, majority-owned subsidiary of FNF; and Athena Merger Sub, Inc. (“Old Merger Sub”), a Tennessee corporation and a direct, wholly-owned subsidiary of ABRH.

As more fully described in the Amended and Restated Merger Agreement, among other things:

(i)	FNF and Merger Sub shall amend and extend the cash tender offer to purchase all of the issued and outstanding shares of JAX Common Stock (the “Offer”) to increase the price per share to $14.50, subject to applicable tax withholding, net to the seller in cash (such amount per share, the “Consideration”); and

(ii)	Following the completion of the Offer, Merger Sub will merge with and into JAX, with JAX surviving the merger as an indirect, wholly-owned subsidiary of FNF (the “Merger” and together with the Offer, the “Transactions”). Pursuant to the Merger, each outstanding share of JAX Common Stock shall be converted into the right to

CARY STREET PARTNERS LLC  —  3060 PEACHTREE ROAD NW; SUITE 265  —  ATLANTA, GA 30305  —  TEL: (404) 974-4982  —  FAX: (404) 835-8120

Board of Directors of J. Alexander’s Corporation

September 5, 2012

receive the Consideration, except that (1) each share of JAX Common Stock owned by FNF will be converted into one share of the surviving corporation’s common stock, and (2) shares of JAX Common Stock owned by JAX or Merger Sub will be canceled and retired without payment of any consideration therefor.

In arriving at our opinion, Cary Street Partners has, among other things:

(i)	reviewed the July 30, 2012 Amended and Restated Agreement and Plan of Merger;

(ii)	reviewed a draft of the First Amendment dated September 5, 2012, which we have assumed is in substantially final form and from which we assume the final form will not vary in any respect material to our analysis;

(iii)	reviewed the financial terms of the Transactions as set forth in the Amended and Restated Merger Agreement, and such other terms as we deemed necessary and appropriate;

(iv)	examined certain publicly available business and financial information that we deemed relevant, such as annual reports, quarterly reports and other filings with the Securities and Exchange Commission relating to JAX;

(v)	visited the business offices of JAX in Nashville, Tennessee and conducted discussions with members of management of JAX concerning JAX’s business, operations and prospects and the Transactions;

(vi)	reviewed certain non-public historical financial statements and other non-public financial and operating data relating to JAX that were prepared, furnished to, and/or discussed with us by members of the management of JAX;

(vii)	reviewed certain non-public projected financial forecasts and other information and data relating to JAX, including its capitalization and financial condition, that were prepared, furnished to, and/or discussed with us by members of the management of JAX;

(viii)	reviewed the historical market price and trading volumes of JAX Common Stock, and the publicly traded securities of certain other companies that Cary Street Partners deemed relevant;

(ix)	compared the financial performance of JAX and the valuation multiples relating to the Transactions with the financial terms, to the extent publicly available, of certain other transactions which we considered relevant;

Board of Directors of J. Alexander’s Corporation

September 5, 2012

(x)	compared the financial performance of JAX and the valuation multiples relating to the Transactions with those of certain other publicly traded companies whose operations we considered relevant in evaluating the financial performance of JAX;

(xi)	compared the valuation implied by the Transactions to a discounted cash flow analysis for JAX; and

(xii)	in addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without performing or assuming any responsibility for independent verification, upon (1) the accuracy and completeness of all financial and other information, materials and data that were publicly available or provided to or otherwise reviewed by, discussed with, or made available to us and (2) the assurances of members of the management of JAX that they are not aware of any information or facts that have been omitted or that remain undisclosed to us that would make the information reviewed by us incomplete or misleading or that are otherwise relevant to our analysis.

With respect to financial forecasts, projections, and other information and data relating to JAX provided to or otherwise reviewed by or discussed with us, we have been advised by members of the management of JAX that such forecasts, projections, and other information and data were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of JAX as to the future financial performance of JAX, and we have assumed, with your consent, that the financial results reflected in such forecasts, projections and other information and data will be realized in the amounts and at the times projected. As such, we express no opinion or view as to any such forecasts and projections or the assumptions on which they are based.

We have assumed with your consent and without independent verification for purposes of rendering this opinion, that (1) there are no material liabilities (contingent or otherwise, known or unknown) of JAX other than those that have been set forth in the most recent financial statements of JAX provided to us or otherwise disclosed to us, and (2) there has been no adverse change (other than an immaterial change) in the assets, liabilities, businesses, operations, properties, financial condition, results or prospects of JAX in either case taken as a whole since the dates of the most recent financial statements of JAX provided to us.

We have also assumed, with your consent, that (1) the Transactions will be consummated in a timely manner in accordance with the terms described in the Amended and Restated Merger Agreement, without waiver, modification or amendment of any material term, condition, agreement, or obligation or any adjustment to the aggregate consideration to be delivered thereunder (whether by offset, reduction, indemnity, or otherwise), (2) the representations and warranties of the parties contained in the Amended and Restated Merger Agreement are true

Board of Directors of J. Alexander’s Corporation

September 5, 2012

and accurate (and we have not verified and assume no responsibility to verify the truth and accuracy of them), (3) each party will perform all of the covenants and agreements of such party under the Amended and Restated Merger Agreement, (4) all conditions to the consummation of the Transactions will be satisfied without material waiver or modification thereof, and (5) in the course of obtaining the necessary governmental or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on JAX or the contemplated benefits of the Transactions to the holders of the JAX Common Stock. Representatives of JAX have advised us, and we further have assumed, that the final terms of the Amended and Restated Merger Agreement will not vary materially from those set forth in the drafts reviewed by us.

Cary Street Partners does not provide legal, regulatory, tax or accounting advice, and we give no opinion as to legal, regulatory, tax or accounting matters, nor does our opinion contemplate how the Transactions might affect, directly or indirectly, JAX or its shareholders with regards to taxes. We are not expressing any opinion as to the prices or volume at which JAX Common Stock will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of JAX nor have we made any physical inspection of the properties or assets of JAX. Also, we have not evaluated the solvency or fair value of JAX or any of its affiliates under any state or federal laws relating to bankruptcy, insolvency, or similar matters. We have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which JAX or any of its affiliates is a party or may be subject.

Our opinion does not address the relative merits of the Transactions as compared to any alternative transaction or business strategies that might exist for JAX or the effect of any other transaction in which JAX might engage, nor does our opinion address JAX’s underlying decision to proceed with the Transactions as compared to any alternative transaction or business strategies. Also, we were not requested to opine as to, and our opinion does not address (1) the fairness of any portion or aspect of the Transactions not expressly addressed in our opinion, (2) the fairness of any portion or aspect of the Transactions to the holders of any class of security, creditors or other constituencies of JAX or any other parties other than the holders of JAX Common Stock, or (3) the fairness of the amount or nature of the compensation to any of JAX’s officers, directors, or employees or class of such persons, relative to compensation to JAX’s other shareholders.

Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions and circumstances existing, as of the date hereof. We assume no responsibility or obligation to update, revise, reaffirm, or withdraw our opinion based upon, or otherwise comment on or consider, events occurring or new facts or circumstances discovered after the date hereof. Subsequent events that could materially affect our opinion include, without limitation, adverse changes in industry performance or market conditions; changes to the business, financial condition or results of operation of JAX; changes in the terms of the Transactions; and the failure to consummate the Transactions within a reasonable period of time.

Board of Directors of J. Alexander’s Corporation

September 5, 2012

Cary Street Partners is currently acting as financial advisor to JAX in connection with the Transactions and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transactions. We also will receive a fee in connection with the delivery of this opinion. JAX has also agreed to reimburse Cary Street Partners’ reasonable out-of-pocket expenses and to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business, Cary Street Partners and our affiliates may actively trade or hold the securities of JAX, FNF, or their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates may maintain relationships with JAX, FNF, and their respective affiliates. During the two year period prior to the date hereof, Cary Street Partners has provided financial advisory services to JAX and has received fees for the rendering of these services, including the reimbursement of expenses. Cary Street Partners delivered fairness opinions to the Board of Directors of JAX, and received fees for the delivery of such opinions, in connection with the original Merger Agreement among JAX, FNF, FNH, ABRH, and Old Merger Sub dated as of June 22, 2012, and the Amended and Restated Agreement and Plan of Merger among JAX, FNF, Merger Sub, FNH, ABRH and Old Merger Sub dated July 30, 2012. During the two year period prior to the date hereof, no material relationship existed between Cary Street Partners and FNF, FNH, or any of their affiliates pursuant to which compensation was received or is intended to be received by Cary Street Partners as a result of such a relationship, and no such relationship is mutually understood to be contemplated. We may provide financial or other services to JAX, FNF, FNH, or any of their respective affiliates in the future, and in connection with any such services we may receive compensation.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of JAX in its evaluation of the Transactions, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the Transactions or act on any matters relating to the Transactions. Further, our opinion has been prepared for the information of the Board of Directors of JAX in connection with the Transactions and shall not be reproduced, summarized, described or referred to, or provided to or relied upon by any other person, or otherwise made public or used for any other purpose without the prior written consent of Cary Street Partners, except this letter may be reproduced in full in any filing required to be made with the Securities and Exchange Commission relating to the Transactions and summarized or described in any such filing in a manner reasonably satisfactory to and approved by Cary Street Partners.

Our opinion has been reviewed and approved by a fairness committee of Cary Street Partners.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of JAX Common Stock, other than FNF

Board of Directors of J. Alexander’s Corporation

September 5, 2012

and Merger Sub (which are not receiving the Consideration pursuant to the Amended and Restated Merger Agreement) or any of their respective affiliates, pursuant to the Amended and Restated Merger Agreement is fair, from a financial point of view, to such holders of JAX Common Stock.

Sincerely,

/s/ Cary Street Partners LLC

CARY STREET PARTNERS LLC